EXHIBIT 99.1

China Xiniya Fashion Limited Reports 2015 Second Quarter Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—October 7, 2015—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a leading provider of men's business casual apparel in China, today reported financial results for the second quarter of 2015. The unaudited consolidated financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its consolidated financial statements in Renminbi (“RMB”).

Second Quarter 2015 Highlights

•	Revenue during the second quarter of 2015 decreased by 47.2% to RMB106.4 million, as compared to RMB201.7 million in the second quarter of 2014.

•	Gross margin was 20.8% of revenue in the second quarter of 2015 as compared to 27.0% in the second quarter of 2014.

•	Loss before taxation during the second quarter of 2015 was RMB8.7 million as compared to profit before taxation of RMB18.4 million in the second quarter of 2014.

•	Net loss in the second quarter of 2015 was RMB6.8 million as compared to net profit of RMB13.3 million in the second quarter of 2014.

•	Loss per ADS amounted $0.08 in the second quarter of 2015 as compared to earnings per ADS of $0.15 per ADS in the second quarter of 2014.

•

Xiniya’s network of authorized retailers had a net increase of 31 authorized retail outlets in the second quarter of 2015, consisting of 64 new retail outlets opened and 33 retail outlets closed. The total number of authorized retail outlets was 635 as of June 30, 2015.

Recent development

•

The Company successfully held its 2015 Winter Collection Sales Fair in June 2015 in Xiamen City, Fujian Province. The Company’s distributors and authorized retailers in attendance placed their orders for Xiniya’s latest 2015 Winter collection. Xiniya exhibited over 500 new products during the sales fair including apparel, shoes, bags and accessories for distributors and authorized retailers to select from based on each store’s location, climate and local consumer taste. Deliveries will take place during the fourth quarter of 2015. The distributors will then either deliver these products to authorized retailers or display them in their own retail outlets. The total orders for the 2015 Winter Collection increased 15%, when compared to the total orders from the corresponding period last year.

Chairman’s statement

“I am pleased to report that orders for our 2015 Winter Collection Sales Fair increased 15% despite the continued challenging economic environment and increased competition in China’s menswear industry,” commented Mr. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer. “To further support and stabilize our retail network during this transition period, we implemented the second phase of our inventory buyback. We are beginning to see a definite positive impact on our business from the buyback initiatives and expect this progress to continue for the rest of the year. Confidence from our distributors and existing and prospective authorized retailers has improved, evidenced by the increase in orders from our sales fair and the net increase in number of authorized retail outlets. While we expect the economic environment to remain challenging, we are confident that our strategy to adjust our business will ensure the long-term sustainability of our business and brand.”

1

Second Quarter 2015 Results

Revenue for the second quarter of 2015 was RMB106.4 million, a 47.2% decrease from RMB201.7 million during the second quarter of 2014. The Company delivered approximately 730,000 units to its distributors during the second quarter of 2015, compared with 1,192,000 units during the second quarter of 2014. As of June 30, 2015, the Company had a total of 635 retail outlets. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2014	As of June 30, 2015
Company-operated flagship store	1	1
Distributor-operated stores	81	99
Distributor-operated flagship stores	3	3
Distributor-operated retail website	1	1
Managed by authorized retailers	812	531
Total outlet count	898	635

Gross profit during the second quarter of 2015 was RMB22.1 million, a decrease from RMB54.4 million during the second quarter of 2014. Gross margin was 20.8% of revenue in the second quarter of 2015 as compared with 27.0% in the second quarter of 2014. The decrease in gross margin was primarily due to an increase in research and development expenses as a percentage of total sales in the second quarter of 2015 and a decrease in retail prices to improve the price competitiveness and attractiveness of the Company’s products to consumers.

Interest and other income was RMB4.7 million in the second quarter of 2015 as compared to RMB5.3 million in the second quarter of 2014. The decrease was mainly due to lower time deposits of RMB370 million placed with banks in the second quarter of 2015 as compared to time deposits of RMB600 million placed with banks during the same period last year.

Selling and distribution expenses were RMB29.8 million in the second quarter of 2015, a decrease from RMB34.4 million during the second quarter of 2014. The decrease was primarily due to a decrease of RMB4.1 million in rack expenses for authorized retailers, as well as a decrease in packaging expenses.

Administrative expenses were RMB5.7 million in the second quarter of 2015, a decrease from RMB7.0 million during the second quarter of 2014. The decrease was primarily due to reduction of headcounts, office and other miscellaneous expenses during the second quarter of 2015.

2

Loss before taxation was RMB8.7 million in the second quarter of 2015, as compared to profit before taxation of RMB18.4 million during the second quarter of 2014.

Income tax benefit in the second quarter of 2015 was RMB2.0 million, as compared to income tax expense of RMB5.0 million during the second quarter of 2014.

Loss after taxation for the second quarter of 2015 was RMB6.8 million, as compared to profit after taxation of RMB13.3 million during the second quarter of 2014. Loss per ADS was $0.08 in the second quarter of 2015, compared to earnings per ADS of $0.15 in the second quarter of 2014.

Financial Position

As of June 30, 2015, the Company had cash and cash equivalents of RMB699.0 million, and time deposits of RMB120.0 million held at banks with maturities of more than three months.

As of June 30, 2015, the Company had inventory of RMB217.7 million. The increase in inventory, as compared to December 31, 2014, was primarily due to the Company’s repurchase of approximately RMB211.3 million of inventory from certain distributors in the second quarter of 2015. This inventory was written down by RMB115.6 million. Correspondingly, the provision for this liability, which was recorded in 2014, was reduced by RMB115.6 million.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Daylight Time (EDT) on October 8, 2015, (8 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:

- USA: 1877-679-2987

- China: 800-803-6152

- Hong Kong: 800-908-575

- International access: +852 3056 2688

Participant PIN Code: 647733#

A live webcast of the conference call will be available on: http://www.corpasia.net/cancast/us/index.php?id=usXNY_37&version=e

A telephone replay of the call will be available 2 hours after the end of the conference through November 6, 2015 at 8 a.m. EDT.

The dial-in details for the replay are as follows:

Hong Kong	3060-0238
China	1080-0265-2561 Southern China - CT 1080-0650-0588 Northern China – CNC
USA	1866-345-5132
Conference Reference: 216646#

3

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.2000 on June 30, 2015 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on June 30, 2015, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 22 distributors. Its products are sold to consumers at over 600 authorized retail outlets owned and managed by third parties located in 22 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004 in U.S.A.

Email: lbergkamp@ChristensenIR.com

or

Mr. Christian Arnell

Telephone +86 10 5900-1548 in Beijing

email: carnell@christensenir.com

4

CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands, except per share and per ADS amounts)

	Three months ended June 30			Six months ended June 30
	2014 RMB	2015 RMB	2015 USD	2014 RMB	2015 RMB	2015 USD

Revenue	201,715	106,378	17,158	406,306	214,274	34,560
Cost of sales	(147,313)	(84,244)	(13,588)	(291,435)	(162,019)	(26,132)
Gross profit	54,402	22,134	3,570	114,871	52,255	8,428

Interest and other income	5,287	4,666	753	10,521	10,493	1,692
Selling and distribution expenses	(34,355)	(29,807)	(4,808)	(54,772)	(36,991)	(5,966)
Administrative expenses	(6,959)	(5,736)	(925)	(16,083)	(12,420)	(2,003)
Profit/(loss) before taxation	18,375	(8,743)	(1,410)	54,537	13,337	2,151
Income tax (expense)/benefit	(5,037)	1,968	317	(14,600)	(3,773)	(608)
Profit/(loss) for the period	13,338	(6,775)	(1,093)	39,937	9,564	1,543

Other comprehensive income/(loss) for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(44)	(4)	(1)	695	14	2
Total comprehensive income/(loss) for the period	13,294	(6,779)	(1,094)	40,632	9,578	1,545

Earnings/(loss) per share - basic and diluted (in RMB)	0.06	(0.03)		0.18	0.04
Earnings/(loss) per ADS – basic and diluted (in USD)	0.15	(0.08)		0.45	0.11

Weighted average shares outstanding in the period (‘000)	227,717	227,717		227,717	227,717
Weighted average ADS outstanding in the period (‘000)	14,232	14,232		14,232	14,232

One ADS represents 16 ordinary shares.

5

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As of December 31,	As of June 30,
	2014	2015	2015
	RMB	RMB	USD
		Unaudited	Unaudited
Assets
Non-current assets
Property, plant and equipment	5,316	4,737	764
Intangible assets	6,379	5,285	852
Deposit for land use right	8,854	8,854	1,428
Deferred tax assets	54,760	50,987	8,224
Total non-current assets	75,309	69,863	11,268

Current assets
Cash and cash equivalents	985,097	699,060	112,752
Time deposits held at banks with maturity over three months	70,000	120,000	19,355
Trade receivables	278,446	241,023	38,875
Prepayments to suppliers	48,140	58,200	9,387
Inventories	97,800	217,738	35,119
Other receivables and prepayments	58,106	105,960	17,090
Total current assets	1,537,589	1,441,981	232,578

Total assets	1,612,898	1,511,844	243,846

Equity and liabilities
Equity
Share capital	77	77	12
Additional paid-in capital	519,077	519,077	83,722
Statutory reserve	122,615	122,615	19,777
Currency translation reserve	(19,469)	(19,483)	(3,142)
Retained earnings	708,804	718,368	115,866
Total equity	1,331,104	1,340,654	216,235

Current liabilities
Trade payables	45,288	38,219	6,164
Deposits received from distributors	63,400	69,600	11,226
Other payables and accruals	34,493	40,350	6,508
Provision for liability	136,200	20,608	3,324
Current income tax payable	2,413	2,413	389
Total current liabilities	281,794	171,190	27,611

Total equity and liabilities	1,612,898	1,511,844	243,846

6

CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands)

	Six months ended June 30
	2014	2015	2015
	RMB	RMB	USD
Cash flows from operating activities:
Profit before taxation	54,537	13,337	2,151
Adjustments for:
Depreciation of property, plant and equipment	2,091	1,591	257
Amortization of intangible assets	1,093	1,094	176
Loss on disposal of property, plant and equipment	—	387	62
Interest income	(9,976)	(8,618)	(1,390)
Foreign exchange (gains)/losses	(751)	11	2
Share-based compensation	458	—	—
Operating profit before working capital changes	47,452	7,802	1,258
Decrease in trade receivables	315,434	37,423	6,036
Increase in prepayments to suppliers	(11,438)	(10,060)	(1,623)
Increase in inventories	(3,839)	(235,530)	(37,989)
Increase in other receivables and prepayments	(21,036)	(46,347)	(7,475)
Increase/(decrease) in trade payables	14,736	(7,069)	(1,140)
Increase in deposits received from distributors	6,500	6,200	1,000
(Decrease)/increase in other payables and accruals	(14,626)	5,857	945
Cash generated by/(used in) operating activities	333,183	(241,724)	(38,988)
Income tax paid	(25,846)	—	—
Net cash generated by/(used in) operating activities	307,337	(241,724)	(38,988)
Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	(160,000)	(50,000)	(8,064)
Acquisition of property, plant and equipment	(40)	(3,397)	(548)
Proceeds from the disposal of property, plant and equipment	—	1,998	322
Interest received	4,369	7,111	1,147
Net cash used in investing activities	(155,671)	(44,288)	(7,143)

Net increase/(decrease) in cash and cash equivalents	151,666	(286,012)	(46,131)
Cash and cash equivalents at beginning of the period	806,467	985,097	158,887
Exchange gains/(losses) on cash and cash equivalents	1,446	(25)	(4)
Cash and cash equivalents at end of the period	959,579	699,060	112,752

7